FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2008

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                      No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report contains a press release issued by the registrant on March 13, 2008.

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

The Company increased provisions by Bs.F. 362,161,820.99

Cantv has honored its commitments to pay its retirees and pensioners pursuant to the ruling issued by the Supreme Court of Justice and increased its contingency reserves to cover its pension liabilities

Compañía Anónima Nacional Teléfonos de Venezuela (Cantv) (BVC: TDV.d) announced that it has increased its contingency reserves to cover its pension liabilities with regard to the pension adjustments of its 9,312 retirees and pensioners.

The total amount recorded for this adjustment in fourth quarter 2007 was Bs.F. 362,161,820.99, which was added to the amount that was provisioned by Cantv’s previous management, as that amount was insufficient to comply with the social justice and labor commitments, assumed by the new Cantv, towards its retirees and pensioners pursuant to the decision rendered by the Social Chamber of the Supreme Court on July 26, 2005 regarding the adjustment of pensions and which was executed by the 37th Court of First Instance on Labor Matters (Juzgado Trigesimo Septimo de Primera Instancia de Sustanciacion, Mediacion y Ejecucion del Trabajo del Circuito Judicial del Area Metropolitana de Caracas), on December 13, 2006. This was ratified on April 16, 2007 by the Second Higher Transitory Court (Tribunal Segundo Superior para el Regimen Procesal Transitorio) of the same Judicial Circuit. The appeal by all parties for control of legality and/or dismissal (recurso de casación) was denied and declared inadmissible by the Social Chamber of the Supreme Court of Justice on February 19, 2008.

For additional information on the Company please refer to the corporate web page (www.cantv.com.ve), investor section - reports.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL
TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Alexander Sarmiento
Alexander Sarmiento
Interim Chief Financial Officer

Date: March 13, 2008